Exhibit 1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on July 17, 2008

        Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of IncrediMail Ltd. (the “Company”) that an Extraordinary General Meeting of the shareholders of the Company will be held at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 69710, Israel on July 17, 2008 (telephone: 011-972-3-7696100), at 03:00 PM Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	TO VOTE ON THE PROPOSAL TO APPROVE a grant to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, of options to purchase 10,000 Ordinary Shares of the Company, with the following terms: (a) each option shall be exercisable for one Ordinary Share at an exercise price equal to the higher of the closing prices of the Company’s Ordinary Shares, as reported by the Nasdaq Capital Market or the Tel Aviv Stock Exchange, on the date of the Meeting; and (b) the options shall vest in four equal portions on each of the first four anniversaries of the grant. Any and all other terms and conditions pertaining to the grant of the options shall be in accordance with, and subject to, the 2003 Israeli Share Option Plan adopted by the Company in 2003 and the Company’s standard Option Agreement that shall be executed by Ms. Gottlieb and by the Company after the Meeting.

2.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Ofer Adler, the Company’s Chief Executive Officer and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

3.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Mr. Yair M. Zadik, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

4.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Ms. Tamar Gottlieb, the Chairperson of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

5.	TO VOTE ON THE PROPOSAL TO APPROVE the re-pricing of options to purchase Ordinary Shares previously granted to Mrs. Gittit Guberman, a member of the board of directors of the Company and the audit committee of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share.

6.	TO VOTE ON THE PROPOSAL TO APPROVE for the sake of good order the re-pricing of options to purchase Ordinary Shares, previously granted to Mr. Yaron Adler, the Company’s President and a member of the board of directors of the Company, such that the exercise price of any previously granted options that exceeds $3.00 per Ordinary Share shall be reduced to $3.00 per share. The Company undertook to re-price Mr. Adler’s options in the event the Company shall re-price downwards the exercise price of the options granted by it to its executive officers, as part of the terms of service of Mr. Yaron Adler as the Company’s President, which terms were approved at the shareholders meeting of the Company held on April 9, 2008. The re-pricing of options of all employees who are not directors of the Company, was approved by the board of directors of the Company on February 21, 2008and the re-pricing of non-independent directors options was approved by the audit committee and the board of directors of the Company on May 29, 2008, and are brought hereby for the shareholders’ approval.

        In addition, the shareholders will discuss any other business as may properly come before the Meeting or any adjournment thereof.

Shareholders Entitled to Vote

        Only shareholders of record at the close of business on June 9, 2008 (the “Record Date”), will be entitled to participate and vote at the Meeting.

Vote Required

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting in person or by proxy is required for the approval of the foregoing matters on the agenda of the Meeting.

Proxies

        Proxy statement with more complete information regarding the Meeting and the foregoing matters on the agenda, together with a proxy card for use by shareholders that cannot attend the Meeting in person, will be sent by the mail to the Company’s shareholders of record on the Record Date. Thereafter, the Company shall file the proxy statement with both the Securities and Exchange Commission and the Israel Securities Authority and the proxy statement will be made available to the public at the Internet at http://www.sec.gov and http://www.magna.isa.gov.il.

        The Proxy statement will also be available at the offices of the Company stated above, upon prior notice and during regular working hours until the Meeting date.

Quorum

        No business shall be transacted at the Meeting unless a quorum is present when the Meeting commences. For all purposes, the quorum shall be at least two shareholders present in person, or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in the issued share capital of the Company. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same place and time, or to such day and at such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the Meeting as originally called. If at the adjourned meeting a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, than the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

By Order of the Board of Directors, Tamar Gottlieb, Chairperson of the Board of Directors Date: June 4, 2008